FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 30, 2004

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated June 1, 2004
2.	Press release dated June 2, 2004
3.	Press release dated June 7, 2004
4.	Press release dated June 7, 2004
5.	Press release dated June 15, 2004
6.	Press release dated June 29, 2004

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 30, 2004
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

ITEM 1

ARM SIGNS 3-YEAR PURCHASE AGREEMENT WITH
VERISITY FOR VERIFICATION SOLUTIONS

MOUNTAIN VIEW, CALIF., AND CAMBRIDGE, UK– June 1, 2004 – Verisity Ltd. (Nasdaq:VRST), the leading supplier of Verification Process Automation (VPA) solutions, and ARM [(LSE:ARM); (Nasdaq:ARMHY)], today announced that ARM has signed a 3-year purchase agreement for Verisity’s VPA solutions for their internal verification. In order to satisfy lead Partners, ARM has developed a re-usable verification methodology, using Verisity tools, which enable new processor IP products to be extensively verified in a very short time which significantly reduces the time to first shipment and maintains high quality. Time to first shipment of the IP is not only important to ARM but also the end licensee as this milestone is often on the critical path for their product development. Verisity tools are at the cutting edge of verification technology and ARM will continue to use these tools in the development of its processor cores and platforms in order to ensure the excellent quality of ARM® IP deliverables.

“Verisity has been supplying ARM with verification solutions for many years and has been a key partner in developing ARM verification methodologies,” said Keith Clarke, VP, Engineering at ARM “Verisity’s latest VPA solutions include a focus on system-level verification, and we look forward to increased verification productivity in our product development programs.”

ARM chose Verisity for its technical leadership and its scope of automating verification processes from the block to the chip, system and project levels. In addition, ARM is following Verisity’s unique solution roadmap with interest. Verisity’s roadmap includes new combinations of technology developed by Verisity and Axis Systems, and includes support for multiple languages.

“As the leader in embedded microprocessors, ARM’s commitment to Verisity further validates our strategy to automate a much broader range of SoC verification processes, while tightly coupling these tools with verification infrastructure that scales in performance,” said Steve Glaser, vice president of corporate marketing and business development for Verisity.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About Verisity

Verisity Ltd. (Nasdaq: VRST), is the leading supplier of process automation solutions for the functional verification market. The Company addresses customers’ critical business issues with its market-leading software and intellectual property (IP) that effectively and efficiently verify the design of electronic systems and complex integrated circuits for the communications, computing, and consumer electronics global markets. Verisity’s VPA solutions enable projects to move from executable verification plans to module, unit, and chip/system level 'total coverage' and verification closure, while maximizing productivity, product quality, and predictability of schedules. The Company’s strong market presence is driven by its proven technology, methodology and solid strategic partnerships and programs. Verisity’s customer list includes leading companies in all strategic technology sectors. Verisity is a global organization with offices throughout Asia, Europe, and North America. Verisity’s principal executive offices are located in Mountain View, California, with its principal research and development offices located in Rosh Ha’ain, Israel. For more information, visit www.verisity.com.

ENDS

ARM is a registered trademark of ARM Limited.. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK;

ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Verisity and the Verisity logo are either registered trademarks or trademarks of Verisity Design, Inc. in the United States and/or other jurisdictions. All other trademarks are the property of their respective holders.

For More Information Contact:
Jennifer Bilsey
Verisity Design
(650) 934-6823
jen@verisity.com

(ARM contact information)

ITEM 2

IASOLUTION AND ARM ANNOUNCE COLLABORATION FOR
DEPLOYMENT OF SWERVE CLIENT 3D TECHNOLOGY

TAIPEI, TAWAN AND CAMBRIDGE, UK – June 2, 2004 - iaSolution. Inc., a leading J2ME technology company, and ARM, [(LSE:ARM)]; (Nasdaq:ARMHY)], today announced a collaboration for the deployment of the Swerve client, a fully-compliant Java Mobile 3D Graphics (JSR 184) solution, in iaSolution’s iaJET Java VM platform. The deployment will enable key handset OEMs in the APAC region, primarily China, Korea and Taiwan, to deliver compelling 3D Java gaming experiences to operators and end users.

As the first independent Java VM technology company to license the Swerve client, iaSolution will integrate the Swerve client into its industry-leading iaJET Java VM platform, enabling JSR 184 compliant 3D gaming capabilities in a broad range of Java technology-capable handsets. With the expected launch of the first iaJET-3D handset in July 2004, worldwide mobile entertainment service providers and content developers will be able to enhance their business through the deployment of more exciting and vivid games featuring true 3D experiences to the large existing base of wireless Java game players.

Swerve client is the world's first commercially available JSR-184/M3G compliant 3D graphics engine for wireless devices. Designed to deliver console quality interactive 3D Java applications, Swerve technology is rapidly becoming the solution of choice for global handset manufacturers including Motorola, Samsung and Siemens. The Swerve client is developed and licensed by ARM in collaboration with Superscape plc, and handsets equipped with Swerve client will be the first ones to fully comply with the Java Mobile 3D Graphics standard.

“By integrating the Swerve client onto our iaJET VM, we not only extend our current feature offerings to fulfill the market requirement from leading handset manufacturers, but also prove to the Java industry our long term commitment to always push forward the technology limit,” said Wesley Kuo, CEO and president of iaSolution Inc.

“iaSolution is the first Java VM technology company, in a growing list of ARM Partners, to select Swerve technology to implement the Java Mobile 3D Graphics standard,” said Oliver Gunasekara, director, Wireless, ARM. “iaSolution has established strong working relationships with a number of key OEMs in the APAC region that have already adopted iaSolution high-performance Java VM technology for resource-constraint mobile devices. We look forward to working with them to secure key handset design wins for Swerve client in the APAC region and beyond.”

About iaSolution

Established in 2000, iaSolution is committed itself to “Become the Partner of Choice on J2ME technology as the mobile software solution provider that continuously creates value for our customers and partners through superior knowledge and technologies.” iaSolution has concentrated and dedicated on software platform development on both embedded mobile devices and backend servers in order to facilitate end-to-end mobile data services.

With its end-to-end mobile internet software solution, iaSolution has successfully cooperated with major handset manufacturers and mobile operators in Asia. BenQ,

HTC, TCL and Maxon launched their first GPRS Java-enabled phones with industry recognition of their superior product performances. More information about iaSolution is available at http://www.iasolution.net

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

For media enquiries and more information, please contact:

Ms. Vera Chen
iaSolution Inc.
TEL: +886-2-2776-1680 (ext. 302)
FAX: +886-2-2776-1380
Email: vera.chen@iaSolution.net

ITEM 3

ARM ANNOUNCES AXI SYSTEM COMPONENTS FOR HIGH-
PERFORMANCE SYSTEM-ON-CHIP DESIGNS

Progressive, new system components unleash the full performance of ARM11-class processors

CAMBRIDGE, UK – June 7, 2004 – ARM [(LSE:ARM); (Nasdaq:ARMHY)], announced today, at the 41st Design Automation Conference (DAC) in San Diego, the launch of three new products to support ARM11™ family-class processors that use the AMBA™ AXI interface specification. These new AXI System Components consist of the L220 AXI Level-2 Cache Controller, the PL300 AXI Configurable Interconnect and the PL340 AXI SDRAM Controller, ideal for implementations in consumer and wireless devices, amongst others. These components are offered as PrimeCell® peripherals, the ARM® library of re-usable soft IP macrocells, which enable the rapid assembly of system-on-chip (SoC) designs. Together, the ARM AXI System Components form an optimized, flexible link from the processor to external memory and underscore ARM’s commitment to providing an ecosystem of system IP and EDA tool vendor support for all ARM processors.

Together, these pre-verified, configurable AXI System Components will enable designers to quickly develop a highly integrated, complete AXI backplane for ARM11 family-class processor-based SoCs. The AXI System Components provide a data-efficient, highly-optimized link from the processor, through the cache and memory controllers, to external memory. This maximizes the performance of ARM11 family-class processors even when used with low cost, slow external memory. As CPU to off-chip memory communication is becoming a major performance bottleneck, design engineers will recognize this as a valuable development.

“In general, the features of AXI technology, such as data bursting, provide a big performance benefit to more advanced, ARM core-based embedded systems. With the addition of these AXI System Components, especially the Level-2 Cache Controller, designers will realize another huge boost in performance for ARM11 family-based processors,” said Markus Levy, president, EEMBC. “Using an MPEG4 decode benchmark, similar to the one recently released by EEMBC, ARM was able to demonstrate a 74 percent performance improvement using only a 128k Level-2 cache.”

“Ongoing consumer demand for increased performance in such applications as mobile multimedia and digital TV has led to more complex systems and the need for dramatic in-system performance gains,” said John Cornish, director of Product Marketing, ARM. “We have solved this issue with the AXI System Components, which unleash the full benefits of high-frequency processors by optimizing memory system performance.”

AXI System Components:

L220 PrimeCell AXI Level-2 Cache Controller

The L220 PrimeCell AXI Level-2 Cache Controller typically increases system performance by between 50 percent to over 100 percent, by storing recently-used data in high-speed on chip memory. It decreases overall system power consumption by reducing the number of power-hungry external memory accesses, and can enable the use of a less costly memory system.

PL300 PrimeCell AXI Configurable Interconnect

The PL300 PrimeCell AXI Configurable Interconnect provides a multi-layer topology that guarantees the necessary bandwidth and low latency for all connected IP blocks. The interconnect has a throughput of 1.6GBytes per master at 200MHz and no limitation on the number of masters used. It comes with an XML machine-readable specification that enables easy integration into SPIRIT standard-based EDA tools and drives the configuration of the AXI Configurable Interconnect to the specific requirements of the AXI backplane.

PL340 PrimeCell AXI SDRAM Controller

The PL340 PrimeCell AXI SDRAM Controller is the first memory controller to exploit the performance of the AXI backplane and provides up to 1GByte/s of bandwidth with 32-bit DDR SDRAM. It supports a wide range of memory types including Mobile-DDR, DDR, Mobile SDR and SDR memories. With its configurable architecture, it is possible to select the optimum balance of cost, size and performance to meet system requirements.

The three new products, the L220 AXI Level-2 Cache Controller, the PL300 AXI Configurable Interconnect, and the PL340 AXI SDRAM Controller, offer additional benefits to consumers, OEMs and ARM Silicon Partners. For example, through support of the AMBA AXI interface standard, consumers will not only benefit from longer battery life due to support for the ARM Intelligent Energy Manager (IEM) technology, but also from higher data throughput, which enables software to run faster on end-user equipment. OEMs will reduce costs due to the ability to use less costly off-chip memories. Semiconductor manufacturers will have lower costs through a royalty-free business model for the AXI System Components and fast and reliable design-in. This is achieved through compatibility with the SPIRIT approach and the availability of EDA tools that support SPIRIT.

Multiprocessing Support

As well as supporting the ARM1156T2-S™ processor and the ARM1176JZ-S™ processor, the AXI System Components support the full performance demands that the new ARM MPCore™ multiprocessor can place on a memory sub-system. Using the

L220 Cache Controller reduces external memory bandwidth requirements such that a low-cost memory system can be used, such as 32-bit DDR SDRAM while maintaining high system performance.

All three of the AXI System Components also support the SPIRIT’s XML machine readable specification for easy integration, and for use with tools such as Mentor’s Platform Express and Synopsys’ CoreAssembler.

AMBA 3.0 AXI Specification

The AMBA 3.0 AXI specification was developed, with technical contribution and review by over 30 participating companies, to address performance issues by providing a high-performance, high-bandwidth interconnect whilst simplifying design at high frequency. It also provides support for related ARM technologies, such as IEM for voltage and frequency scaling and TrustZone™ secure technology for such system security applications such as digital rights management.

Pricing and Availability

The AXI System Components are available for licensing on a royalty-free basis. The AMBA AXI interface specification is also royalty-free and can be downloaded by anyone from the ARM website at: http://www.arm.com/products/solutions/axi_spec.html. The AXI System Components are available for licensing from ARM now.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, ARM Powered and PrimeCell are registered trademarks of ARM Limited. AMBA, ARM11, ARM1156T2-S, ARM1176JZ-S, MPCore and TrustZone are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

SUPORTING QUOTES FOR AXI SYSTEM COMPONENTS:

“Providing an optimized link from the CPU to memory is an important step in maximizing system performance in complex SoC designs. Cadence, as one of the 35 industry-leading companies that collaborated in the creation of the AMBA AXI interface specification, welcomes the availability of AXI PrimeCell system components,” said Mitch Weaver, vice president and general manager Systems and Functional Verification Division, Cadence. “The combination of the Cadence Incisive electronic system-level verification platform and the AXI PrimeCell system components will enable chip designers to create high-performance, energy-efficient ARM Powered® ASICs more easily and cost-effectively."

“As the leading provider of standards-based IP, Synopsys is working with ARM to deliver AMBA AXI verification IP in support of the new AMBA AXI protocol specification. Synopsys is committed to delivering industry-leading, high quality IP that enables our customers to design and verify innovative, cost-effective SoCs, ASICs and FPGAs. Collaborating with ARM on this standard helps Synopsys provide designers creating AMBA technology-based SoCs a high-quality, low risk design solution,” said Guri Stark, vice president of Marketing, Synopsys Solutions Group.

PRESS CONTACT

Nandita Geerdink
Text 100 for ARM
Email: nanditag@text100.com
Phone: 415.593.8457

ITEM 4

SYNOPSYS AND ARM COLLABORATE TO ACCELERATE AMBA AXI
ADOPTION WITH DESIGNWARE VERIFICATION IP

Builds On Successful DesignWare AMBA 2.0 Solution

MOUNTAIN VIEW, Calif., AND CAMBRIDGE, UK, - June 7, 2004 - Synopsys, Inc. (Nasdaq:SNPS), the world leader in semiconductor design software, and ARM [(LSE:ARM); (Nasdaq:ARMHY)], today announced at the Design Automation Conference, San Diego, Calif., that the two companies are collaborating to deliver AMBAÛ AXI verification intellectual property (IP) through Synopsys’ DesignWare® Library and DesignWare Verification Library. Synopsys and ARM will develop the AMBA AXI verification IP and make it available for no additional charge to the more than 25,000 design and verification engineers who currently use DesignWare Library products. AMBA AXI technology-based DesignWare Verification IP combines the ARM® eXtensible Verification Component (XVC) methodology with Synopsys’ experience of developing and delivering verification IP, to offer ARM technology-certified AMBA AXI verification IP.

     AMBA AXI technology is a next-generation on-chip interface that enables the easy creation of efficient, high frequency designs, which maximize the use of interconnect resources leading to very high data-throughput. AMBA AXI technology supports multi-layer interconnect designs and provides 1.6GBytes/s per layer data-throughput at 200MHz. These designs will require a combination of the new AMBA AXI interface specification and external industry-standard interfaces like USB 2.0 and PCI Express technology. With this addition, DesignWare Library products will provide engineers with a complete AMBA AXI verification environment for AMBA AXI interface-based SoCs, reducing their time-to-market and helping to ensure right-first-time designs of advanced, high-performance core-based SoCs.

     Synopsys DesignWare Verification IP can help designers save a substantial amount of testbench development effort. It further enables verification engineers to move toward higher-level testbench functionality with built-in support for coverage-driven constrained-random test verification including features expected to be published in the SystemVerilog Verification Methodology Manual, jointly created by ARM and Synopsys.

     “We are working closely with Synopsys to ensure that the AMBA AXI technology-based DesignWare solution is fully compliant with the XVC methodology, enabling, ARM to deliver verification vectors that run ‘out of the box’,” said John Cornish, director, Product Marketing, at ARM. “By adding AMBA AXI Verification IP to the DesignWare Library products, Synopsys is helping ensure that designers creating AMBA AXI technology-based SoCs will have a high-quality, low-risk solution with strong technical support that scales from block-level verification through subsystem to complete SoC verification.”

     “The collaboration with ARM to extend our popular AMBA 2.0 technology-based DesignWare solution to include AMBA AXI Verification IP will help enable designers to push performance limits in their high-speed designs,” said Guri Stark, vice president of Marketing, Solutions Group at Synopsys. “SoC designers will be able to use not only the AMBA AXI technology-based DesignWare Verification IP, but also the extensive AMBA 2.0 bus and peripheral implementation and verification IP already in use by hundreds of companies.”

     Multiple companies have been using the AMBA AXI technology-based DesignWare Verification IP on their production high-performance designs. By relying on DesignWare Verification IP, these design teams have been able to focus on verifying their designs in the context of the interfaces, instead of debugging both designs and models. As part of an overall verification methodology that leverages the Vera® testbench automation tool, the Reference Verification Methodology and DesignWare VIP, Synopsys’ DiscoveryÛ Verification Platform customers using this combination of tools and verification IP have greatly improved their productivity.

Pricing and Availability

     The AMBA AXI technology-based DesignWare Verification IP is currently in use by early adopters and is planned to be generally available in calendar Q4 2004 and will be included in the DesignWare Library and DesignWare Verification Library products. Customers who currently own a DesignWare Library or DesignWare Verification Library license will be able to use the new IP for no additional cost. DesignWare Library and DesignWare Verification Library (a subset of the DesignWare Library) are available on a subscription or perpetual license basis.

About DesignWare Verification IP

     The DesignWare Verification Library provides the industry’s broadest portfolio of design-proven, high-quality, standards-based verification IP helping designers save testbench development time and reach functional coverage goals faster. DesignWare Verification IP offers advanced functionality for block and chip-level verification and is an integral part of the Synopsys DiscoveryÛ Verification Platform.

     DesignWare Verification IP is fully functional in Vera, Verilog and VHDL verification environments and works with every major simulator. The DesignWare Verification Library includes: PCI-Express, PCI-X®, PCI, USB 1.1/2.0/On-the-Go, AMBA 2.0, AMBA AXI, 10/100/1G/10G Ethernet, I2C, Serial I/O, over 10,000 memory models and Star IP Processor and DSP Cores. For a complete directory of Synopsys’ IP visit: www.synopsys.com/ipdirectory. For more information on DesignWare IP, visit: www.designware.com or call 1-877-4BEST-IP

About ARM

     ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About Synopsys

     Synopsys, Inc. (Nasdaq: SNPS) is the world leader in electronic design automation (EDA) software for semiconductor design. The company delivers technology-leading semiconductor design and verification platforms and IC manufacturing software products to the global electronics market, enabling the development and production of complex systems-on-

chips (SoCs). Synopsys also provides intellectual property and design services to simplify the design process and accelerate time-to-market for its customers. Synopsys is headquartered in Mountain View, California, and has more than 60 offices located throughout North America, Europe, Japan and Asia. Visit Synopsys online at http://www.synopsys.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, including statements regarding the expected date of availability and expected benefits of the AMBA AXI technology-based DesignWare Verification IP and features expected to be included in the SystemVerilog Verification Methodology Manual jointly created by ARM and Synopsys. These statements are based on ARM’s and Synopsys' current expectations and beliefs. Actual results could differ materially from the results implied by these statements as a result of unforeseen difficulties in completing the AMBA AXI technology-based DesignWare Verification IP product or the methodology and uncertainties attendant to development of any product and verification methodology, as well as factors described in the reports filed by ARM and Synopsys with the United States Securities and Exchange Commission.

# # #

Synopsys, DesignWare and Vera are registered trademarks and Discovery is a trademark of Synopsys, Inc. All other trademarks or registered trademarks mentioned in this release are the intellectual property of their respective owners.

ARM is a registered trademark of ARM Limited. AMBA is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)]; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Editorial Contacts:

Troy Wood	Michelle Spencer
Synopsys, Inc.	ARM
650-584-5717	+44 1628 427780
twood@synopsys.com	michelle.spencer@arm.com

Andrea Zils
Edelman
650-429-2731
andrea.zils@edelman.com

ITEM 5

NATIONAL SEMICONDUCTOR’S POWERWISE TECHNOLOGY ADVANCED
POWER CONTROLLER IS NOW AVAILABLE FOR LICENSING FROM ARM

Breakthrough technology works with the ARM Intelligent Energy Manager (IEM)
technology to extend battery life in mobile phones and portable consumer devices

SANTA CLARA, CA AND CAMBRIDGE, UK —June 15, 2004—National Semiconductor Corporation (NYSE:NSM), and ARM [LSE: ARM, Nasdaq: ARMHY], today announced that National Semiconductor’s industry-leading Advanced Power Controller (APC) is available for licensing from ARM. The PowerWise™ technology-based APC product, used in conjunction with National’s high-efficiency power management circuits and the ARM® Intelligent Energy Manager (IEM) technology, can reduce processor core power consumption by up to 75 percent.

Today, mobile phones are rapidly evolving beyond voice-only devices. Manufacturers are including features such as cameras, color displays, MP3 music, games, FM stereo and PDA capabilities. As a result, designers have the daunting challenge to ensure these power-hungry features can be added to devices without reducing battery life.

National’s PowerWise technology is an ideal solution for system-on-chip (SoC) devices in mobile phones and other portable electronic devices. The APC product is a synthesizable AMBA™ methodology-compliant macrocell which includes a Hardware Performance Monitor (HPM). The APC product automatically calibrates for process and temperature variations to reduce the system power supply to the absolute minimum necessary to meet the required level of performance at all operating frequencies.

IEM technology implements advanced algorithms to optimally balance processor workload and energy consumption while maximizing system responsiveness. The IEM software component works with the mobile device’s operating system and applications to dynamically predict the lowest CPU performance level while still maintaining full user quality. The ARM Intelligent Energy Controller (IEC) macrocell then determines the best operating frequency to support CPU performance level for a specific SoC implementation.

“National’s PowerWise technology and the ARM Intelligent Energy Manager technology can reduce power consumption of systems-on-chip by dynamically matching minimal voltage and frequency to the chip's workload,” said Max Baron, principal analyst at Instat-MDR. “These technologies for National and ARM are independent of semiconductor process and temperature making them important to designers focused on extending the battery life of multi-featured cell phones and other handheld devices.”

The IEC works cooperatively with the on-chip clock management unit to control clock frequency changes and the APC macrocell to adaptively set the minimum required power supply voltage delivered by the external compliant power management chip. The APC product communicates with external PowerWise compliant power management chips using the PowerWise interface (PWI), an open-standard interface dedicated to power management.

“National’s Advanced Power Controller is a key technology that will enable cell phone makers to produce value-added multifunction devices without compromising the battery life consumers have come to expect,” said Peter Henry, vice president of Portable Power Systems at National Semiconductor. “Through ARM, manufacturers can now license this innovative technology for incorporation in next-generation products.”

“ARM is committed to providing its Partners with the technology that will help them improve SoC performance and recognizes that power is one of the major issues they have to tackle today. National’s APC and ARM’s IEM technologies are major breakthroughs which together minimize energy consumption depending on processor workload, silicon process, and temperature,” said Oliver Gunasekara, director, Wireless, ARM. “Now our Partners have access to the best suite of energy management technologies available on the market.”

The APC product is embedded in SoC devices used in portable applications such as digital baseband and application processors. The APC product is provided as soft IP

(10,000 gates) with RTL, synthesis scripts, test benches, implementation and programming documentation. The APC product is also configurable to support up to eight performance levels and includes a PWI compliant master. The APC product supports deployment of both table-based Dynamic Voltage Scaling and PowerWise Adaptive Voltage Scaling. Using the APC product in a system enables significant power savings that result in extended battery life.

APC technology is available from ARM. For further information, please visit www.powerwise.national.com, www.arm.com or www.pwistandard.org.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About National Semiconductor

National Semiconductor is the premier analog company. Combining real-world analog and state-of-the-art digital technology, the company is focused on analog-based semiconductor products, which include stand-alone devices and subsystems in the areas of power management, imaging, display drivers, audio, amplifiers and data conversion. The company targets key markets such as wireless, displays, PCs, networks and a broad range of portable applications. With headquarters in Santa Clara, California, National reported sales of $1.67 billion for its most recent fiscal year which ended May 25, 2003. Additional company and product information is available at www.national.com.

ENDS

ARM is a registered trademark of ARM Limited. AMBA is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)]; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Mike Brozda National Semiconductor (408) 721-3628 mike.brozda@nsc.com	Add appropriate contact per country

ITEM 6

TEXAS INSTRUMENTS COLLABORATES WITH ARM AS PART OF ITS
INDUSTRY-LEADING SILICON-BASED SECURITY SOLUTION

Integrated TI Security Solution with ARM TrustZone technology supports trusted computing in portable wireless devices, will help secure user wireless transactions

DALLAS, TEXAS AND CAMBRIDGE, UK – June 29, 2004 –Texas Instruments Incorporated (TI) (NYSE: TXN), and ARM [(LSE:ARM); (Nasdaq:ARMHY)], today announced that TI and ARM will collaborate on a security solution that will include ARM® TrustZone™ technology. The collaboration with ARM is part of TI’s overall strategy to help address growing security concerns among service providers, consumers and wireless original equipment manufacturers (OEMs). TI will implement the ARM TrustZone technology on its OMAP™ platform and family of TCS Chipsets by using the recently licensed ARM1176JZF-S™ core.

As phone theft has become a growing problem, securing information stored and protecting a phone’s identity has become even more critical. Software security vulnerability can result in profitable theft of reprogrammable phones, illegal upgrades and network switching, and network vulnerability. TI is leading the market in addressing the handset security need with a silicon-based security solution. The ARM TrustZone technology will help expand TI’s leadership position by providing more handset protection as new applications emerge.

“TI was the first to include hardware security features in the latest generation of GSM/GPRS chipsets,” said Paul Werp, worldwide marketing director for TI’s OMAP platform. “ARM TrustZone technology is a step in TI’s integrated processor security strategy as we continue to address increasing security threats faced by phone manufacturers, mobile operators and content providers.”

ARM TrustZone technology complements TI’s wireless system solutions technology to support wireless network protection from malicious attack and to help secure e-commerce transactions, downloadable applications, games and media content. TrustZone technology also enables protection of code and data across the entire memory architecture. The ARM1176JZ-S and ARM1176JZF-S CPUs are the first ARM cores to incorporate the ARM TrustZone technology, enhancing security in portable consumer devices using open operating system applications, such as smart phones, PDAs and other wireless devices.

“As we enter a constantly connected world, the requirement for a secure environment for personal and professional information becomes more critical,” said Mike Inglis, executive vice president, marketing, ARM. “As a company innovating new wireless platform technologies, TI has recognized that a true, secure environment must begin at the microprocessor core.”

About TrustZone Technology

TrustZone technology provides a secure foundation for systems running open Operating Systems (OS), such as Linux, Palm OS, Symbian OS and Windows CE. In addition, TrustZone technology complements secure application environments such as Sun Microsystems’ Java technology by making security implementation on devices more efficient. ARM TrustZone technology is implemented within the microprocessor core itself and extended into the system design, enabling the protection of on-chip memory and peripherals. Since the security elements of the system are designed into the core hardware, security issues surrounding proprietary, non-portable solutions outside the core are removed. In this way, security is maintained as an intrinsic feature at the heart of every device, with minimal impact to the core area or performance, while enabling developers to build any additional security, for example cryptography, onto the secure hardware foundation.

Texas Instruments – Making Wireless

TI is the leading manufacturer of wireless semiconductors, delivering the heart of today's wireless technology and building solutions for tomorrow. TI provides a breadth of silicon and software and 15 years of wireless systems expertise that spans handsets and base stations for all communications standards, wireless LAN, Bluetooth and Ultra Wideband. TI offers custom to turn-key solutions, including complete chipsets and reference designs, OMAP™ application processors, as well as core digital signal processor and analog technologies built on advanced semiconductor processes. Please visit www.ti.com/wirelesspressroom for additional information.

About Texas Instruments

Texas Instruments Incorporated provides innovative DSP and analog technologies to meet our customers' real world signal processing requirements. In addition to Semiconductor, the company's businesses include Sensors & Controls, and Educational & Productivity Solutions. TI is headquartered in Dallas, Texas, and has manufacturing, design or sales operations in more than 25 countries. Texas Instruments is traded on the New York Stock Exchange under the symbol TXN. More information is located on the World Wide Web site at www.ti.com.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

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ARM is a registered trademark of ARM Limited. ARM1176JZ-S, ARM1176JZF-S and TrustZone are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regionalsubsidiariesARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V.

All other product and company names are trademarks and registered trademarks of their respective companies.

Contact Details:

ARM PRESS OFFICE: 0208 996 4141

Johanna Drake	Julie Seymour
Text 100 Public Relations	ARM
020 8996 4146	012 2340 6169
johanna.drake@text100.co.uk	julie.seymour@arm.com